Exhibit 99.1

Enerplus to Report Second Quarter 2019 Results on August 9

CALGARY, July 9, 2019 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) will be releasing operating and financial results for the second quarter of 2019 prior to market open on Friday, August 9th, 2019. A conference call hosted by Enerplus' President & CEO, Ian C. Dundas, will be held at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

Second Quarter 2019 Results Live Conference Call

Date:	Friday, August 9, 2019
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
1-888-390-0546 (Toll Free)
Conference ID:	18883249
Audiocast:	https://event.on24.com/wcc/r/2040116/096536B9083B08C863107046B5B438D1

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:	416-764-8677
1-888-390-0541 (Toll Free)
Passcode:	883249 #

Electronic copies of our 2019 interim and 2018 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2019/09/c1327.html

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 09-JUL-19